Exhibit 23.4

Consent of Independent Registered Public Accounting Firm
The Trustees and Shareholders
Lexington Realty Trust:

We consent to the use of our reports dated February 28, 2012, except as to notes 3, 5, 6 and 18, which are as of August 30, 2012, with respect to the consolidated balance sheets of Lexington Realty Trust and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
(signed) KPMG LLP
New York, New York
August 30, 2012